UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Lazard Ltd

(Name of issuer)

Class A Common Stock, par value $0.01 per share

(Title of class of securities)

G54050102

(CUSIP number)

Estate of Bruce Wasserstein

c/o David J. Stoll, Esq.

Milbank, Tweed, Hadley and McCloy LLP

1 Chase Manhattan Plaza

New York, NY 10005–1413

Tel: (212) 530–5000

(Name, address and telephone number of person authorized to receive notices and communications)

March 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G54050102
1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). The Estate of Bruce Wasserstein, Deceased
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒(1)
13	Percent of class represented by amount in Row (11): 0%
14	Type of reporting person (see instructions): OO

(1)	Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust, for which interests the Estate of Bruce Wasserstein disclaims beneficial ownership.

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CUSIP No.: G54050102
1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). The Cranberry Dune 1998 Long–Term Trust, a trust for the descendants of Bruce Wasserstein
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 4,000,196 Exchangeable Interests
	8	Shared voting power: 0
	9	Sole dispositive power: 4,000,196 Exchangeable Interests
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 4,000,196
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒(1)
13	Percent of class represented by amount in Row (11): 3.8%(1)
14	Type of reporting person (see instructions): OO

(1)	Based on the Prospectus Supplement to Prospectus dated March 16, 2010 as filed by Lazard Ltd. with the Securities and Exchange Commission on March 17, 2010 (the “Prospectus Supplement”), as of March 16, 2010, there were 101,383,680 shares of Class A Common Stock outstanding. For purposes of calculating the percent of class represented by the aggregate amount beneficially owned by the Reporting Person, the number of outstanding shares reflects the sum of (i) the number of shares of outstanding shares as reported in the Prospectus Supplement plus (ii) the number of Exchangeable Interests (4,000,196) held by the Reporting Person (which are not reflected in the number of shares outstanding as reported in the Prospectus Supplement).

CUSIP No.: G54050102
1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Bruce Wasserstein 2005 Trust
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒(1)
13	Percent of class represented by amount in Row (11): 0%
14	Type of reporting person (see instructions): OO

(1)	Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust, for which interests the Bruce Wasserstein 2005 Trust disclaims beneficial ownership.

CUSIP No.: G54050102
1	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only). Wasserstein Family Trust L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person: 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☒(1)
13	Percent of class represented by amount in Row (11): 0%
14	Type of reporting person (see instructions): OO

(1)	Numbers reported on this page exclude all interests held by the Cranberry Dune 1998 Long-Term Trust, for which interests the Wasserstein Family Trust L.L.C. disclaims beneficial ownership.

This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2005 (as it was amended on May 24, 2005, November 25, 2009, December 3, 2009, February 19, 2010 and March 2, 2010, and may be amended from time to time, the “Schedule 13D”) with respect to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”) of Lazard Ltd, a company incorporated under the laws of Bermuda (“Lazard”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Except as otherwise set forth in this Item 4, each Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although each may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time dispose of additional shares of Class A Common Stock or Exchangeable Interests owned by them. While the Reporting Persons reserve their right to acquire additional shares of Class A Common Stock, there are currently no plans or proposals to make any acquisitions. Except as otherwise set forth in this Item 4, while no determination has been made at this time with respect to any further dispositions, each Reporting Person may (i) convert Exchangeable Interests and Lazard Group Common Interests into shares of Class A Common Stock or (ii) dispose of shares of Class A Common Stock through open market sales or otherwise. In addition, any Reporting Person may (i) pledge securities beneficially owned by it as security for borrowings by such Reporting Person, or (ii) enter into hedging or other derivative transactions with respect to securities beneficially owned by such Reporting Person.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The information set forth on the cover pages of this Schedule 13D is incorporated herein by reference.

Each Reporting Person identified in this Schedule 13D expressly disclaims any beneficial ownership in any of the interests in Lazard except for those interests that are stated to be owned beneficially by such Reporting Person.

(c) Below is a description of the transactions in shares of Class A Common Stock that were effected by the Reporting Persons since most recent filing of an amendment to the Schedule 13D.

Entity	Date of Transaction	Amount of Securities	Price per Share	Method
The Estate of Bruce Wasserstein	03/16/10	2,008,004 shares	$35.90	Underwritten Public Offering
The Cranberry Dune 1998 Long–Term Trust	03/16/10	3,978,663 shares	$35.90	Underwritten Public Offering
The Bruce Wasserstein 2005 Trust	03/16/10	1,323,243 shares	$35.90	Underwritten Public Offering
Wasserstein Family Trust L.L.C.	03/16/10	329,500 shares	$35.90	Underwritten Public Offering

(e) The transactions set forth in section 5(c) above caused each Reporting Person to cease to be the beneficial owner of more than five percent of the outstanding Class A Common Stock of Lazard Ltd.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The sale of the Reporting Persons’ shares of Class A Common Stock set forth in Item 5(c) was underwritten by Goldman, Sachs & Co. (“Goldman Sachs”), pursuant to (i) an Underwriting Agreement, dated as of March 16, 2010 (the “Underwriting Agreement”), among Lazard Ltd, the selling shareholders thereto and Goldman Sachs and (ii) a Pricing Agreement, dated as of March 16, 2010 (the “Pricing Agreement”), among Lazard Ltd, the selling shareholders and Goldman Sachs.

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In addition, each of the Reporting Persons entered into a Lock-Up Agreement, dated March 16, 2010, with Goldman Sachs (a “Lock-Up Agreement”), pursuant to which each Reporting Person agreed, subject to certain exceptions, not to dispose of or hedge any shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of the Prospectus Supplement continuing through the date that is 60 days after the date of the Prospectus Supplement, except with the prior written consent of Goldman Sachs.

The Trustees of the Cranberry Dune 1998 Long-Term Trust (the “Family Trust”) also entered into a Letter Agreement, dated March 16, 2010, with Lazard Ltd and Lazard Group LLC (the “Letter Agreement”), pursuant to which the Family Trust agreed that, immediately following the completion of the offering pursuant to the Underwriting Agreement, Lazard Ltd’s obligation to nominate one person designated by the Family Trust to Lazard Ltd’s board of directors terminated. The Family Trust’s right to designate a nominee was pursuant to the Letter Agreement, dated as of May 20, 2005, by and among the Family Trust and Lazard Group LLC.

The preceding is a summary of the terms of the Underwriting Agreement, the Pricing Agreement, the Lock-Up Agreements, and the Letter Agreement, and is qualified in its entirety by reference to the Underwriting Agreement, the Pricing Agreement, the Lock-Up Agreements, and the Letter Agreement attached as Exhibits A, B, C, and D, respectively.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Form of Underwriting Agreement, dated as of March 16, 2010, by and between Lazard Ltd, the selling shareholders thereto and Goldman Sachs.

Exhibit B	Form of Pricing Agreement, dated as of March 16, 2010, among Lazard Ltd, the selling shareholders and Goldman Sachs.

Exhibit C	Form of Lock-Up Agreement, dated March 16, 2010, between a Reporting Person and Goldman Sachs.

Exhibit D	Form of Letter Agreement, dated as of March 16, 2010, between the Trustees of the Cranberry Dune 1998 Long-Term Trust, Lazard Ltd and Lazard Group, LLC.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 19, 2010

ESTATE OF BRUCE WASSERSTEIN

By:	/S/ PAMELA S. WASSERSTEIN
Name:	Pamela S. Wasserstein
Title:	Co–Preliminary Executor

CRANBERRY DUNE 1998 LONG-TERM TRUST

By:	/S/ PAMELA S. WASSERSTEIN
Name:	Pamela S. Wasserstein
Title:	Co–Trustee

BRUCE WASSERSTEIN 2005 TRUST

By:	/S/ PAMELA S. WASSERSTEIN
Name:	Pamela S. Wasserstein
Title:	Co–Trustee

WASSERSTEIN FAMILY TRUST L.L.C.

By:	/S/ ELLIS B. JONES
Name:	Ellis B. Jones
Title:	Manager